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                                                                       EXHIBIT 5

                      [SCHULTE ROTH & ZABEL LLP LETTERHEAD]


                                November 1, 2001

VIA FACSIMILE

Richard R. Plumridge, Esq.
Brobeck, Phleger & Harrison LLP
370 Interlocken Boulevard
Suite 500
Broomfield, Colorado 80021

                  RE:    THE QUIZNO'S CORPORATION

Dear Richard:

                  On behalf of FCI, I am responding to certain of the statements in your letter of October 29, 2001.

                  1. I never stated that I was told that the SEC filings would be put on hold indefinitely. I was told by your associate, in response to my concern that FCI was being misled by the Committee, that I should not be concerned as the Schaden proposal was not proceeding through the SEC process. I should have been advised that, rather than awaiting FCI's response to Mark Bromberg's letter, the Committee had determined to proceed with the process.

                  2. On the issue of my so-called unsolicited legal advice to the Committee, our firm represents FCI, a substantial minority shareholder of the Company. That shareholder has made a proposal, not subject to any financing condition, at a price that is 25 percent higher than an offer the Committee had already accepted. Rather than focus (and, by the way, disclose) the offer and its non-coercive features, the Committee elected to focus on (and disclose) only the FCI rejection by the Committee due to FCI's request for a "put" identical to the "put" granted to

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Richard R. Plumridge, Esq.
November 1, 2001
Page 2


Levine Leichtman. FCI is well within its rights to direct its counsel to comment on the manner in which the special committee has addressed a superior offer.

                  3. Perhaps most troublesome is your statement that "the special committee has not refused to negotiate." The statement is directly contradicted by Mr. Bromberg's October 22, 2001 letter, in which he states - "the Special Committee would be pleased to review and enter into negotiations under appropriate circumstances." As I previously pointed out, those appropriate circumstance have never been specified. Also, your associate advised me that the Committee would not negotiate unless third party consent was obtained in advance. The Committee is clearly hiding behind the Levine Leichtman refusal as a basis for not negotiating. A minority shareholder of Quizno's would want the Committee, faced with a non-coercive offer that is substantially higher than the proposal it has already deemed to be "fair", to be pleading with FCI to negotiate a proposal rather than, by a letter, rejecting negotiations.

                  4. Whether it was the Committee that approved the Levine Leichtman facility or the members of the Committee in their capacity as Directors is irrelevant. What is critical is that the Directors created a lopsided playing field by precluding anyone desiring to compete with the Schaden's offer from obtaining a necessary liquidity provision, without which no prudent businessman would make the minority investment. (The proof the necessity is that it was a condition to the Levine Leichtman financing.)

                  I now understand that Bill Fagan has scheduled a meeting with Rick Schaden during which we hope progress can be made. Nevertheless, FCI's view stands that the Committee has failed to discharge its responsibilities to the minority shareholders of Quizno's. The mere expenditure of "time and effort" in focusing on the consent issue cannot be considered sufficient in light of FCI's superior offer. The failure by the Committee and the Company to disclose the terms of FCI's offer indicates its concern about the minority shareholders' reaction when they comprehend the extent to which the Schaden offer is below the FCI offer. We trust that such omission will not pass SEC scrutiny once the SEC becomes aware of the underlying facts.


                                                     Very truly yours,

                                                     /s/ Andre Weiss

                                                     Andre Weiss

/cmd

cc:      William Fagan